December 30, 2019

Garo Kholamian
Principal Executive Officer
GK Investment Property Holdings II LLC
257 East Main Street, Suite 200
Barrington, IL 60010

       Re: GK Investment Property Holdings II LLC
           Amendment No. 2 to Offering Statement on Form 1-A
           Filed Decmber 13, 2019
           File No. 024-11074

Dear Mr. Kholamian:

        We have reviewed your amended offering statement and have the following comment. In of our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 21, 2019 letter.

Form 1-A/A filed December 13, 2019

Table IV, page A-5

1. Please tell us how you calculated median annual leverage percentage for the programs disclosed in Table IV. We may have further comment.
 Garo Kholamian
GK Investment Property Holdings II LLC
December 30, 2019
Page 2

        You may contact William Demarest at 202-551-3432 or Kristina Marrone at 202-551-
3429 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Long at 202-551-3765 with any other questions.



                                                        Sincerely,
FirstName LastNameGaro Kholamian
                                                    Division of Corporation
Finance
Comapany NameGK Investment Property Holdings II LLC
                                                    Office of Real Estate &
Construction
December 30, 2019 Page 2
cc:       Robert R. Kaplan Jr.
FirstName LastName